UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HUTCHINSON TECHNOLOGY INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.50% Convertible Senior Notes due 2019

(Title of Class of Securities)

448407 AL0

(CUSIP Number of Class of Securities)

Mr. David P. Radloff

Hutchinson Technology Incorporated

40 West Highland Park Drive N.E.

Hutchinson, Minnesota 55350

(320) 587-3797

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas E. Gaynor, Esq.

Nixon Peabody LLP

One Embarcadero Center, Suite 1800

San Francisco, CA 94111-3600

Telephone: (415) 984-8200

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$37,535,416.67	$4,350.35

*	Estimated solely for purposes of calculating the filing fee. The repurchase price of the 8.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is calculated as the sum of (i) $37,500,000, representing 100% of the principal amount of the Notes outstanding as of October 4, 2016, plus (ii) $35,416.67, representing accrued but unpaid interest on the Notes up to, but excluding, November 4, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,350.35	Filing Party: Hutchinson Technology Incorporated
Form or Registration No.: Schedule TO-I (File No. 5-37228)	Date Filed: October 5, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (as amended and supplemented from time to time, the “Schedule TO”) by Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 8.50% Convertible Senior Notes due 2019 (the “Notes”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on November 4, 2016 (the “Fundamental Change Repurchase Date”), at a price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated October 5, 2016 (as may be amended and supplemented from time to time, the “Notice”), and filed as Exhibit (a)(1) to the Schedule TO, the indenture governing the Notes and the Notes.

The Schedule TO was, and this Amendment is, intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“In accordance with the terms in the Notice, the Fundamental Change Repurchase Right expired immediately after 5:00 p.m. Eastern time on November 3, 2016 (the “Fundamental Change Expiration Time”) and was not extended. The Company has been advised by U.S. Bank National Association, as paying agent and trustee, that no Notes were validly surrendered for repurchase pursuant to the Fundamental Change Repurchase Right prior to the Fundamental Change Expiration Time, and that holders of $37,500,000 aggregate principal amount of Notes, representing 100% of the outstanding Notes, elected to convert their Notes prior to the Fundamental Change Expiration Time and, therefore receive the make-whole premium.”

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not being included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the exhibits thereto and hereto.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated October 5, 2016, to Holders of 8.50% Convertible Senior Notes due 2019, previously filed with the SEC on October 5, 2016.

(b)	None

(c)	None

(d)(1)	Indenture, dated October 20, 2014, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(2)	First Supplemental Indenture, dated October 20, 2014, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(3)	Second Supplemental Indenture, dated October 5, 2016, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 5, 2016)

(d)(4)	Form of 8.50% Convertible Senior Notes due 2019 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(5)	Agreement and Plan of Merger, dated as of November 1, 2015, by and among Headway Technologies, Inc., Hydra Merger Sub, Inc., and Hutchinson Technology Incorporated (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on November 2, 2015)

(g)	None

(h)	None

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2016

HUTCHINSON TECHNOLOGY INCORPORATED

By:	/s/ David P. Radloff
Name:	David P. Radloff
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated October 5, 2016, to Holders of 8.50% Convertible Senior Notes due 2019, previously filed with the SEC on October 5, 2016.

(b)	None

(c)	None

(d)(1)	Indenture, dated October 20, 2014, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(2)	First Supplemental Indenture, dated October 20, 2014, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(3)	Second Supplemental Indenture, dated October 5, 2016, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 5, 2016)

(d)(4)	Form of 8.50% Convertible Senior Notes due 2019 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(5)	Agreement and Plan of Merger, dated as of November 1, 2015, by and among Headway Technologies, Inc., Hydra Merger Sub, Inc., and Hutchinson Technology Incorporated (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on November 2, 2015)

(g)	None

(h)	None